EXHIBIT 99.1

RADA Electronic Industries Announces Q3 2017 Results:

Over 100% Growth in Revenue and

Strong Improvement in Profitability;

Increasing Revenue Guidance for 2017

Investor conference call to be held today at 10am ET

Netanya, Israel, November 28, 2017 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the quarter ended September 30, 2017.

Management Comments

Dov Sella, RADA’s Chief Executive Officer commented, “We are very pleased with our third quarter results. Driven by our software-defined tactical radar sales, we achieved growing profitability and more than doubled revenues over last year. Furthermore, we attained very strong margins across the board. In the past few months, we have beefed up our investments in infrastructure in order to support our higher level of business and our expectations for long-term future growth. This has allowed us to successfully deliver on our major strategic order of multi-mission hemispheric radars to the US military in record time, providing it with unparalleled on-the-move air surveillance and counter-UAV capabilities. We believe this order marks the initial implementation of our strategy, and see significant further potential for orders in the United States and elsewhere over the coming years.”

Continued Mr. Sella, “As we move towards the end of 2017, our balance sheet is strong with $9 million in net cash providing us with the working capital we need to support the growth in our business. Following the successful completion and delivery of our radar sale to the US military, our expectations are for strong positive cash flows into the fourth quarter. Due to the strength we have experienced in our business in the past few months, we are increasing our 2017 revenue guidance to approximately $26 million up from $25 million previously. This represents a year over year growth in revenue of over 100%.”

2017 Third Quarter Summary

Revenues totaled $7.1 million in the third quarter of 2017, up 112% compared to revenues of $3.3 million in the third quarter of 2016.

Gross Profit totaled $2.8 million in the third quarter of 2017 (gross margin of 39%) compared to gross profit of $0.4 million (gross margin of 12.4%) in the third quarter of 2016.

Operating income was $1.0 million in the third quarter of 2017 (operating margin of 14.4%) compared to an operating loss of $0.9 million in the third quarter of 2016.

Net income attributable to RADA’s shareholders in the third quarter of 2017 was $0.8 million (net margin of 11.3%), or $0.03 per diluted share, compared with a net loss of $1.0 million, or $0.06 loss per share, in the third quarter of 2016.

Investor Conference Call

The Company will host a conference call later today, starting at 10:00 am ET (5pm Israel time). Management will host the call and will be available to answer questions after presenting the results.

Dial in numbers are: US 1-888-407-2553; UK 0800-917-5108; Israel 03-918-0610 and International +972-3-918-0610.

For those unable to participate, the teleconference will be available for replay on RADA’s website at http://www.rada.com beginning 24 hours after the call.

About RADA Electronic Industries Ltd

RADA Electronic Industries Ltd. is an Israel-based defense electronics company. The Company specializes in the development, production, and sales of tactical land radar for force and border protection, and avionics systems (including inertial navigation systems) for fighters and UAVs.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle and changing economic conditions. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Company Contact: Avi Israel, CFO RADA Electronic Industries Ltd. Tel: +972-9-892 1111 mrkt@rada.com	Investor Relations Contact: Ehud Helft/Gavriel Frohwein GK Investor & Public Relations Tel: +1 646 688 3559 rada@gkir.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	September 30, 2017	December 31, 2016
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,282	$1,205
Restricted cash	586	317
Trade receivables (net of allowance for doubtful accounts of $12 at September 30, 2017 and $14 at December 31, 2016)	8,830	5,006
Costs and estimated earnings in excess of billings on uncompleted contracts	324	1,096
Other receivables and prepaid expenses	779	349
Inventories	10,234	7,102
Current assets related to discontinued operations	2,363	2,254

Total current assets	32,398	17,329

LONG-TERM ASSETS:
Long-term receivables and other deposits	753	742
Property, plant and equipment, net	3,442	2,650
Long-term assets related to discontinued operations	33	266
Total long term assets	4,228	3,658

Total assets	$36,626	$20,987

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank credit	$424	$575
Trade payables	5,026	2,557
Other accounts payable and accrued expenses	2,601	1,987
Advances from customers, net	-	839
Current liabilities related to discontinued operations	326	265

Total current liabilities	8,377	6,223

LONG-TERM LIABILITIES:
Convertible note and loans from shareholders, net	-	3,072
Accrued severance pay and other long-term liabilities	744	663
Total long-term liabilities	744	3,735

RADA SHAREHOLDERS’ EQUITY
Share capital -
Ordinary shares of NIS 0.03 par value - Authorized: 37,500,000 shares at September 30, 2017 and December 31, 2016; Issued and outstanding: 29,982,127 at September 30, 2017 and 21,246,502 at December 31, 2016.	323	250
Additional paid-in capital	103,997	89,407
Accumulated other comprehensive income	325	222
Accumulated deficit	(77,679)	(79,363)

Total RADA shareholders’ equity	26,966	10,516
Non-controlling interest	539	513

Total equity	27,505	11,029

Total liabilities and equity	$36,626	$20,987

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2017	2016	2017	2016	2016
		(Unaudited)

Revenues	$17,063	$8,518	$7,071	$3,330	$12,821

Cost of revenues	10,975	7,896	4,316	2,916	11,379

Gross profit	6,088	622	2,755	415	1,442

Operating expenses:
Research and development	886	534	480	218	758
Marketing and selling	1,484	1,653	629	593	2,269
General and administrative	1,839	1,293	627	458	1,814
Goodwill impairment
Total operating expenses:	4,209	3,480	1,736	1,269	4,841
Operating Income (loss)	1,879	(2,858)	1,019	(855)	(3,399)
Amortization of shareholders’ convertible loans discount and beneficial conversion feature	102	1,106	83	10	1,116
Other financial expenses (income), net	95	413	105	109	405
Net income (loss) from continuing operations	1,682	(4,377)	831	(974)	(4,920)
Net income (loss) from discontinued operations	3	(44)	(37)	(22)	13
Net income (loss)	1,685	(4,421)	794	(996)	(4,907)
Net income (loss) attributable to non-controlling interest	1	(9)	(7)	(4)	3
Net income (loss) attributable to RADA Electronic Industries’ shareholders	$1,684	$(4,413)	$801	$(992)	$(4,910)
Basic net income (loss) from continuing operations	$0.07	$(0.36)	$0.03	$(0.06)	$(0.35)
Basic net income (loss) from discontinued operations per Ordinary share	$0.00	$0.00	$(0.00)	$0.00	$(0.00)
Basic and diluted net income (loss)	$0.07	$(0.36)	$0.03	$(0.06)	$(0.35)
Weighted average number of Ordinary shares used for computing basic and diluted net income (loss) per share	22,915,032	12,244,643	25,146,803	16,719,929	14,029,346